

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 12, 2016

B.P. Allaire
Chief Executive Officer
Foothill Exploration
633 17th St., Suite 1700-A
Denver, CO 80202

Re: **Foothills Exploration, Inc. (f/k/a Key Link Assets Corp.)**
        Form 8-K
        Filed June 10, 2016
        Amendment 1 to Form 8-K
        Filed June 24, 2016
        Response Letter Dated September 13, 2016
        File No. 333-190836

Dear Mr. Allaire:

We are in receipt of your response. Please revise your Form 8-K to provide all the items required by Form 10 as required by Item 201(f) of Form 8-K. By way of example and not as an exhausted list of missing items or information, please provide the information required by Item 303 of Regulation S-K, management's discussion and analysis of financial condition and results of operations, and by Item 402 of Regulation S-K, executive compensation.

Please contact Scott Anderegg at (202) 551-3342 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products